

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

March 12, 2010

<u>Via U.S. mail and facsimile</u>

Mr. Robert J. Whelan
Chief Financial Officer
Eaton Vance Corp.
2 International Place
Boston, MA 02110

      **RE: Form 10-K for the year ended October 31, 2009
             Form 10-Q for the period ended January 31, 2010
             File No. 001-08100**

Dear Mr. Whelan:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any questions regarding our review of your filings, you may contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, the undersigned at (202) 551-3689.

                           Sincerely,

                           John Hartz
                           Senior Assistant Chief Accountant